UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):       [  X ] Form 10-K   [    ] Form 20-F   [    ] Form 11-K  [    ] Form 10-Q
                             [      ] Form N-SAR

For Period Ended:  February 29, 2004

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: __________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_______________________________________________________________________________

PART I - - REGISTRANT INFORMATION

Moscow CableCom Corp.
Full Name of Registrant

Andersen Group, Inc.
Former Name if Applicable

405 Park Avenue, Suite 1202
Address of Principal Executive Office (Street and Number)

New York, New York 10022
City, Sate and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

[ ]	and (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

On February 24, 2004, Moscow CableCom Corp. (the "Company") acquired ZAO ComCor-TV ("CCTV) through transactions to gain 100% control of Moscow Broadband Communication Ltd ("MBC") which had a 43% equity interest (approximately) in CCTV and through the purchase of the CCTV equity held by Moscow Telecommunications Corporation ("COMCOR"), which held the remaining portion of CCTV's equity that had not otherwise been held by the Company.  The Company retained an independent valuation company to render an opinion as to the fair value of the net assets of CCTV, to assist  the Company in completing the accounting for the allocation of the purchase price for the February 24, 2004 acquisition.  The Company requires additional time to review and analysis the draft valuation report and in order to reflect the preliminary purchase price allocation into our financial statements.  The Company expects to be able to complete this process in time for it to file the Form 10-K prior to the expiration of the fifteen calendar day extension period.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Andrew M. O'Shea	860	298-0444
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  [ X ] Yes    [    ] No ________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ]Yes   [X]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Moscow CableCom Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 1, 2004	By: /s/ Andrew M. O'Shea
Andrew M. O'Shea
Chief Financial Officer